                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.  )

                               FOSTER WHEELER LTD.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G36535139
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                 DECEMBER 31, 2005
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ X ]    Rule 13d-1(b)
      [   ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.          G36535139
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Century Companies, Inc.   43-1325032
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [   ]

     (b)  [   ]
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3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Delaware
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Number of         5. Sole Voting Power.                              3,461,960
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                        3,721,725

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.   3,721,725

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)                    6.6%

12.  Type of Reporting Person. (See Instructions)                           HC

CUSIP No.          G36535139
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Century Investment Management, Inc.   44-0640487
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Delaware
--------------------------------------------------------------------------------

Number of         5.  Sole Voting Power.                             3,461,960

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                        3,721,725

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.   3,721,725

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)                    6.6%

12.  Type of Reporting Person. (See Instructions)                           IA

CUSIP No.          G36535139
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Century Mutual Funds, Inc.   44-6006315
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Maryland
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.                              2,851,300

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                        2,851,300

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.   2,851,300

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)                    5.1%

12.  Type of Reporting Person. (See Instructions)                           IV

Item 1.

          (a) Name of Issuer.

               Foster Wheeler Ltd.

          (b) Address of Issuer's Principal Executive Offices.

               Perryville Corporate Park
               Service Road Est 173
               Clinton, NJ  08809

Item 2.

          (a) Name of Person Filing.

               (1) American Century Companies, Inc.

               (2) American Century Investment Management, Inc.

               (3) American Century Mutual Funds, Inc.

          (b) Address of Principal Business Office or, if none, Residence.

               4500 Main Street
               9th Floor
               Kansas City, MO  64111

          (c)  Citizenship.

               (1)  Delaware

               (2)  Delaware

               (3)  Maryland

          (d) Title of Class of Securities.

               Reference is made to the cover page of this filing.

          (e) CUSIP Number.

               Reference is made to the cover page of this filing.

Item 3.   (1)  American Century  Companies,  Inc. is a parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

          (2)  American Century Investment Management, Inc. is an investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E).

          (3)  American  Century  Mutual Funds,  Inc. is an  investment  company registered under section 8 of the Investment  Company Act of 1940
               (15 U.S.C. 80a-8).

Item 4.  Ownership.

         Reference is made to Items 5-9 and 11 on the cover pages of this filing.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Various   persons,   including  the   investment   companies  and  separate
institutional  investor  accounts that American Century  Investment  Management,
Inc.  ("ACIM")  serves as investment  adviser,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by ACIM.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         See attached Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  February 14, 2006   AMERICAN CENTURY COMPANIES, INC. ("ACC")

                           AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. ("ACIM")

                           AMERICAN CENTURY MUTUAL FUNDS, INC. ("ACMF")

                             By: /s/ David C. Tucker
                                ------------------------------------------------
                                David C. Tucker
                                Senior Vice President, ACIM and ACMF
                                Vice President and Secretary, ACC

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or
13d-2(b).

                                    EXHIBIT A

     This  Exhibit has been  prepared to identify  each  subsidiary  of American
Century  Companies,  Inc.  ("ACC") that is a beneficial owner of securities that are the subject of this schedule (the "Subject  Securities").  American  Century
Investment Management,  Inc. ("ACIM") is a wholly-owned subsidiary of ACC and an investment adviser  registered under Section 203 of the Investment  Advisers Act of 1940.

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS  FILED  PURSUANT TO RULE 13d-1(b) or
13d-2(b) and Rule 13d-1(f)(1) Agreement.

                                    EXHIBIT B

                         Rule 13d-1(f)(1)(iii) Agreement

Each of the  undersigned  hereby  agrees and consents to the execution and joint filing on its behalf by American  Century  Investment  Management,  Inc. of this
Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule.

     Dated this 14th day of February, 2006.

                           AMERICAN CENTURY COMPANIES, INC. ("ACC")

                           AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. ("ACIM")

                           AMERICAN CENTURY MUTUAL FUNDS, INC. ("ACMF")

                             By: /s/ David C. Tucker
                                ------------------------------------------------
                                David C. Tucker
                                Senior Vice President, ACIM and ACMF
                                Vice President and Secretary, ACC